Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Dated May 31, 2007
(Supplementing Preliminary Prospectus Dated May 3, 2007)
Registration Statement No. 333-139534

3,000,000 Shares

Common Stock

On May 31, 2007, Response Genetics, Inc. filed Amendment No. 3 to its Registration Statement on Form SB-2 to revise and update certain disclosures that had been provided in its Preliminary Prospectus dated May 3, 2007. Among other things, the Company has made revisions to the disclosure in the preliminary prospectus included in Amendment No. 3 to the Registration Statement relating to (i) the so-called “Lock-Up Agreements” by and between the Underwriters and certain of our securityholders and (ii) future sales of shares by our stockholders. Unless the context otherwise requires or indicates, when used in this prospectus, the terms “we,” “our,” “us,” “the Company” and “RGI” refer to Response Genetics, Inc. and are used in the manner described in the Preliminary Prospectus dated May 3, 2007.

1.
Under the caption “Risk Factors—Risks Related to our Common Stock and this Offering” on pages 23 and 24 of the preliminary prospectus included in Amendment No. 3 to the Registration Statement, we revised the disclosure to state as follows:

Future sales of shares by our stockholders could cause the market price of our common stock to drop significantly, even if our business is performing.

After this offering (and assuming conversion of all convertible preferred stock, including accrued and unpaid dividends, and notes payable, including accrued and unpaid interest, as of March 31, 2007), we will have outstanding 10,141,986 shares of common stock. This includes the 3,000,000 shares we are selling in this offering, which may be resold in the public market immediately. The remaining 7,141,986 shares will become available for resale in the public market as shown in the chart below.

Number of Restricted Shares/% of Total Shares Outstanding Before Offering	Date of Availability for Resale into the Public Market

480,348/7%
Will be eligible for sale upon the date of this prospectus under SEC Rule 144(k), with one unaffiliated Series B stockholder holding 169,981 of such 480,348 shares, and the remaining shares held by 17 other unaffiliated Series B stockholders.

1,194,242/17%	180 days after the date of this prospectus due to the release of the lock-up agreement these stockholders have with the underwriters.

586,048/8%	Non-affiliate shares will be eligible for sale following 365 days from the date of this prospectus.

4,881,348/68%	Affiliate shares will be eligible for sale, from time to time, following 365 days from the date of this prospectus.

The share numbers indicated above are subject to increase through the consummation of this offering based on additional accrued dividends on our currently outstanding preferred stock.

At any time and without public notice, the underwriters may in their sole discretion release all or some of the securities subject to the lock-up agreements. As shares saleable under Rule 144(k) are sold after the consummation of this offering or as restrictions on resale end, the market price of our stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them. This decline in our stock price could occur even if our business is otherwise doing well. For more detailed information, please see “Shares Eligible for Future Sale” and “Underwriting — Lock-up Agreements.”

2.	Under the caption “Shares Eligible for Future Sale” on page 80 of the preliminary prospectus included in Amendment No. 3 to the Registration Statement, we revised the disclosure to state as follows:

Prior to this offering, there has been no public market for our common stock. Upon the closing of this offering, we will have 10,141,986 shares of common stock outstanding, assuming the conversion of all outstanding shares of convertible preferred stock, including accrued but unpaid dividends, and the principal amount of the outstanding notes including accrued but unpaid interest, and no exercise of any options outstanding as of March 31, 2007. This share number is subject to increase through the consummation of this offering based on additional accrued dividends on our preferred stock. Of these shares, the shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act, and shares purchased in our directed share program, which will be subject to the one year lock-up agreements described below. The remaining shares of common stock are “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 of the Securities Act, as described below. Taking into account the lockup agreements described below and the provisions of Rules 144, 144(k), the restricted securities will be available for sale in the public market is as follows:

•
480,348 shares held by eighteen (18) Series B stockholders (with one such unaffiliated Series B stockholder holding 169,981shares) will be eligible for sale upon the date of this prospectus under Rule 144(k);

•	1,194,242 shares will be eligible for sale between 181 and 365 days from the date of this prospectus;
•	586,048 shares held by non-affiliates will be eligible for sale following 365 days from the date of this prospectus; and
•	4,881,348 shares held by affiliates will be eligible for sale, from time to time, following 365 days from the date of this prospectus.

The lock-up agreements may be extended or shortened in certain circumstances. Please see sections below entitled “Lock-up Agreements” and “Underwriting” for further information.

3.
Under the caption “Shares Eligible for Future Sale—Lock-Up Agreements” on page 81 of the preliminary prospectus included in Amendment No. 3 to the Registration Statement, we revised the disclosure to state as follows:

Lock-up Agreements

Our officers, directors, common stockholders, our Series A Junior Preferred stockholders (whose shares are converting into common stock concurrently with this offering) and option holders have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock held prior to the offering for a period of twelve (12) months after the date of this prospectus, without the prior written consent of Maxim Group LLC, the representative of the underwriters of this offering. Approximately 71% of the shares of our Series B Preferred Stock, representing 1,194,242 shares of common stock (whose shares are converting into common stock concurrently with this offering), have agreed to enter into an identical agreement with Maxim Group LLC, for a period of six (6) months from the date of this prospectus. All persons or entities executing lock-up agreements also have agreed to waive any registration rights they have for the twelve (12) or six (6) month period, as applicable. In addition, holders who acquire shares of common stock in our directed share program will agree to enter into one year lock-up agreements with us. See “Underwriting - Directed Share Program”. Eighteen (18) unaffiliated Series B stockholders holding, upon the consummation of this offering, an aggregate of 480,348 shares of our common stock, will not be subject to any lock-up agreement.

4.	Under the caption “Underwriting—Lock-Ups” on page 84 of the preliminary prospectus included in Amendment No. 3 to the Registration Statement, we revised the disclosure to state as follows:

Lock-Ups

Our executive officers, directors and all of our common and Series A Junior Preferred stockholders have agreed to a twelve (12) month “lock-up” from the date of this prospectus of shares of common stock that they beneficially own, including the issuance of shares of our common stock upon the exercise of currently outstanding options and options which may be issued pursuant to our 2006 Stock Plan. This means that, for a period of twelve (12) months following the date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of Maxim Group. In addition, approximately 71% of shares of common stock underlying our Series B Preferred Stock representing 1,194,242 shares of our common stock (which, along with the shares of Series A Junior Preferred Stock, will automatically convert into common stock on the date of this prospectus), will be subject to a lock up agreement under which the sale of such shares will be restricted for a period of six (6) months following the date of this prospectus. Maxim may also waive the terms of these lock-ups. See “Shares Eligible for Future Sale” and “Directed Share Program” below. Eighteen (18) unaffiliated Series B stockholders holding, upon the consummation of this offering, an aggregate of 480,348 shares of our common stock, will not be subject to any lock-up agreement.

Response Genetics has filed a registration statement (including a prospectus that has been amended to include the information in this free writing prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Response Genetics has filed with the SEC for more complete information about Response Genetics and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Response Genetics, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-724-0761.

The most recent registration statement (including the preliminary prospectus as amended to include the information in this free writing prospectus), can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1124608/000114420407029652/v076595sb2a.htm